

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

August 10, 2009

Michael Henighan
Chief Financial Officer
Alpha Innotech Corp.
2401 Merced St.
San Leandro, CA 94577

> **Re: Alpha Innotech Corp.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 27, 2009**
> **File No. 001-14257**

Dear Mr. Henighan:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian R. Cascio
Accounting Branch Chief